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THOMAS WARDELL	EMAIL ADDRESS
Direct Phone: 404.527.4990	twardell@mckennalong.com
Direct Fax: 404.527.4198

December 24, 2014

VIA: EDGAR
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	American Lorain Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2014
Form 10-Q for Quarterly Period Ended September 30, 2014
Filed November 19, 2014
File No. 1-34449

Dear Mr. Schwall:

     We are counsel to American Lorain Corporation. In connection with your comment letter of December 16, 2014, with this letter we are requesting an extension of ten business days for filing a response and expect to file a response not later than January 16, 2015. If you have any questions, please do not hesitate to contact me at (404) 527-4990 or my colleague, Jeffrey Li at (202) 496-7443.

Very truly yours,

Thomas Wardell